SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            ------------------------

                                  SCHEDULE TO/A

                                 (Rule 14d-100)

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 2)

                      National Discount Brokers Group, Inc.
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                            (Name of Subject Company)

                                Deutsche Bank AG
                                       and
                           Deutsche Acquisition Corp.

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                      (Name of Filing Persons -- Offerors)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   635646 102
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                      (CUSIP Number of Class of Securities)

Please send all notices and communications to:          with copies to:
          Deutsche Acquisition Corp.               Daniel S. Sternberg, Esq.
     c/o Deutsche Bank AG New York Branch           William A. Groll, Esq.
             31 West 52nd Street              Cleary, Gottlieb, Steen & Hamilton
              New York, NY 10019                       One Liberty Plaza
          Attention: General Counsel               New York, New York 10006
                 212-469-5000                            212-225-2000
     ----------------------------------------------------------------------
      (Name, Address and Telephone Number of Persons Authorized to Receive
             Notices and Communications on Behalf of Filing Persons)

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                            Calculation of Filing Fee

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      Transaction Valuation*                        Amount of Filing Fee**
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           $950,604,214                                  $190,120.84
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*    Estimated for purposes of calculating the amount of filing fee only. The amount assumes the purchase of 19,400,086 shares of common stock, par value $.01 per share ("Shares"), at a price per Share of $49.00 in cash. Such number of Shares represents the number of Shares outstanding as of October 20, 2000 on a fully-diluted basis, assuming the exercise of all options to purchase Shares outstanding as of such date, less the number of Shares already beneficially owned by Deutsche Bank AG.

** The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is 1/50th of one percent of the aggregate Transaction Valuation.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:  $171,581.15.
         Form or Registration No.:  Schedule TO.
         Filing Party:  Deutsche Bank AG
         Date Filed:  October 24, 2000.

         Amount Previously Paid:  $18,539.69
         Form or Registration No.:  Schedule TO/A
         Filing Party:  Deutsche Bank AG
         Date Filed:  November 9, 2000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:
         [X]  third-party tender offer subject to Rule 14d-1.

         [ ]  issuer tender offer subject to Rule 13e-4.

         [X]  going-private transaction subject to Rule 13e-3.

         [X]  amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

         This Amendment No. 2 (this "Amendment"), amends and supplements the Tender Offer Statement on Schedule TO (as amended and supplemented, the "Schedule TO") filed with the Securities and Exchange Commission on October 24, 2000, as previously amended by Amendment No. 1 on November 9, 2000, by Deutsche Bank AG, a banking company with limited liability organized under the laws of the Federal Republic of Germany ("Deutsche Bank"), and Deutsche Acquisition Corp., a Delaware corporation and an indirect wholly owned subsidiary of Deutsche Bank ("Purchaser"), relating to the offer by Purchaser to purchase all outstanding shares of common stock, par value $.01 per share ("Shares"), of National Discount Brokers Group, Inc., a Delaware corporation ("NDB"), which are not owned by Deutsche Bank or its affiliates, at $49.00 per Share, net to the seller in cash (less any required withholding taxes), without interest thereon, upon the terms and subject to the conditions set forth in the offer to purchase, dated October 24, 2000 (the "Offer to Purchase"), and in the related letter of transmittal (the "Letter of Transmittal," which together with the Offer to Purchase, as amended or supplemented from time to time, collectively constitute the "Offer"), which are attached as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule TO.

         This Amendment and the Schedule TO also amend and supplement the
Schedule 13D of Deutsche Bank, DBUS (as defined therein) and Purchaser, filed with the Securities and Exchange Commission on June 27, 2000, as previously amended (the "Schedule 13D"), which is incorporated herein by reference.

ITEMS 1 THROUGH 9 AND 11 THROUGH 13

         Items 1 through 9 and 11 through 13 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

         The second sentence of the second paragraph on page 23 of the section of the Offer to Purchase entitled "Position of Deutsche Bank and Purchaser Regarding Fairness of the Offer and the Merger" is hereby amended by deleting the word "Neither" and inserting the following to begin such sentence:

                  "Other than the factors considered by Deutsche Bank and Purchaser described in this section of the Offer to Purchase, neither."

                                    SIGNATURE

         After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                           DEUTSCHE BANK AG


                                           By: /s/ Thomas A. Curtis
                                               ---------------------------
                                           Name: Thomas A. Curtis
                                           Title: Attorney-in-Fact


                                           DEUTSCHE ACQUISITION CORP.



                                           By: /s/ Thomas A. Curtis
                                               ---------------------------
                                           Name: Thomas A. Curtis
                                           Title: Vice President


                                           By: /s/ Kevin E. Parker
                                               ---------------------------
                                           Name: Kevin E. Parker
                                           Title: President





Dated: November 15, 2000